

June 12, 2013

Via E-mail
Ms. Ren Ying
Chief Financial Officer
China Ginseng Holdings, Inc.
1562 Jie Fang Great Road
16 FL Zhongji Building, Suite 1062-1063
Nanguan District
Changchun City, China

> **Re:** **China Ginseng Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed October 4, 2012**
> **Form 10-Q for Quarter Ended December 31, 2012**
> **Filed February 14, 2013**
> **Form 10-Q for Quarter Ended March 31, 2013**
> **Filed May 20, 2013**
> **File No. 000-54072**

Dear Ms. Ren Ying:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Signatures

1.   Please confirm that in future filings, the Form 10-K will also be signed by the principal executive officer, the principal financial officer, and the controller or principal accounting officer on behalf of the registrant, as required by General Instruction D to Form 10-K.

Form 10-Q for Quarter Ended December 31, 2012

Liquidity and Capital Resources, page 17

2.   We note the disclosure on page 18 that the note payable to Meihekou City Rural Credit Union is in default. Please revise your disclosure to indicate the course of action that the company has taken or proposes to take to remedy the default. See Item 303(a)(1) of Regulation S-K. Please also revise your disclosure to discuss how the default has or will impact your ability to raise capital in the future. Please similarly revise the Form 10-Q for the quarterly period ended March 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Piland at (202) 551-3589 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director